                                                                      EXHIBIT 99
                              MARKET HUB PARTNERS

                       UNAUDITED COMBINED BALANCE SHEETS



                                             JUNE 30,        DECEMBER 31,
                                               1996              1995
                                            -----------      ------------
                                                    (IN THOUSANDS)
                      ASSETS

Current Assets:
    Cash and cash equivalents . . . . . .   $     2,304       $       872
    Restricted cash   . . . . . . . . . .            --             1,172
    Accounts receivable . . . . . . . . .         1,246             1,549
    Inventory . . . . . . . . . . . . . .         1,774             1,774
    Prepaid expenses  . . . . . . . . . .            76               188
                                            -----------       -----------
         Total Current Assets . . . . . .         5,400             5,555
                                            -----------       -----------
Property and Equipment:
    Natural gas storage facilities. . . .        85,530            83,107
    Construction in progress  . . . . . .        23,281            16,087
      Less accumulated depreciation . . .        (3,200)           (1,634)
                                            -----------       -----------
                                                105,611            97,560
                                            -----------       -----------
Other Assets  . . . . . . . . . . . . . .         3,258             2,970
                                            -----------       -----------
                                            $   114,269       $   106,085
                                            ===========       ===========



                      LIABILITIES AND CAPITAL

Current Liabilities:
    Current portion of long-term debt . .   $    1,500        $    1,350
    Accounts payable:
      Trade and other . . . . . . . . . .        1,095             2,371
      Partners and affiliates . . . . . .        8,969             8,989
    Note payable to TPC . . . . . . . . .       31,020            25,021
    Deferred revenue  . . . . . . . . . .           --                94
    Accrued liabilities . . . . . . . . .          462             2,681
                                            ----------        ----------
         Total Current Liabilities  . . .       43,046            40,506
Long-Term Debt, net of current portion  .        6,833             8,464
Capital . . . . . . . . . . . . . . . . .       64,390            57,115
                                            ----------        ----------
                                            $  114,269        $  106,085
                                            ==========        ==========





            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                  UNAUDITED COMBINED STATEMENTS OF OPERATIONS

                                                  THREE MONTHS ENDED    SIX MONTHS ENDED
                                                       JUNE 30,             JUNE 30,
                                                  ------------------    ----------------
                                                    1996       1995       1996     1995
                                                   -------    -----     -------   ------
                                                               (IN THOUSANDS)
Revenues:
   Salt cavern storage  . . . . . . . . . . .       $3,183    $1,255    $ 6,358   $2,565
   Pipeline storage and transportation  . . .          902       901      1,803      904
   Other revenue  . . . . . . . . . . . . . .          107        --        939       --
                                                    ------    ------    -------   ------
   Total revenue  . . . . . . . . . . . . . .        4,192     2,156      9,100    3,469
                                                    ------    ------    -------   ------
Operating Expenses:
   Operations and maintenance   . . . . . . .        1,293       733      2,724    1,240
   Plant administrative expense   . . . . . .          546       661      1,085      672
   Depreciation and amortization  . . . . . .          841       242      1,687      502
                                                    ------    ------    -------   ------
   Total costs and expenses   . . . . . . . .        2,680     1,636      5,496    2,414
                                                    ------    ------    -------   ------
Operating Income  . . . . . . . . . . . . . .        1,512       520      3,604    1,055
Other Income (Expense):
   General and administrative expense   . . .         (363)     (451)      (697)    (847)
   Interest expense   . . . . . . . . . . . .         (600)     (216)    (1,195)    (478)
   Interest income  . . . . . . . . . . . . .           32       172         64      339
                                                    ------    ------    -------   ------
Net Income                                          $  581    $   25    $ 1,776   $   69
                                                    ======    ======    =======   ======





            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                  UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

                                                                                                     SIX MONTHS ENDED
                                                                                                        JUNE 30,
                                                                                             -----------------------------
                                                                                               1996                 1995
                                                                                             -------              --------
                                                                                                    (IN THOUSANDS)
Cash Flows from Operating Activities:
   Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  1,776             $     69
          Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . .       1,687                  502
   Adjustments to reconcile net income to net cash flows from operating activities:
          Decrease (increase) in Restricted Cash. . . . . . . . . . . . . . . . . . . . .       1,172                  (36)
          Decrease (increase) in Accounts Receivable  . . . . . . . . . . . . . . . . . .         303                 (237)
          (Increase) decrease in Prepaid Expenses . . . . . . . . . . . . . . . . . . . .         112                   64
          Increase (decrease) in Trade Payables and Other Liabilities . . . . . . . . . .      (3,346)                  60
          Increase in payable to partners and affiliates  . . . . . . . . . . . . . . . .         (21)               1,526
          (Decrease) in Deferred Revenue  . . . . . . . . . . . . . . . . . . . . . . . .         (94)                (135)
                                                                                             --------             --------
             Net Cash Provided by Operating Activities. . . . . . . . . . . . . . . . . .       1,589                1,813
                                                                                             --------             --------
Cash Flows from Investing Activities:
   Capital and Other Asset additions  . . . . . . . . . . . . . . . . . . . . . . . . . .     (10,026)             (17,922)
                                                                                             --------             --------
Cash Flows from Financing Activities:
   Capital contributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,500               11,880
   Increase in Note Payable to TPC  . . . . . . . . . . . . . . . . . . . . . . . . . . .       6,000                2,799
   Debt repayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (1,631)                (650)
                                                                                             --------             --------
             Net Cash Provided by Financing Activities. . . . . . . . . . . . . . . . . .       9,869               14,029
                                                                                             --------             --------
    Net Increase (Decrease) in Cash and Cash Equivalents  . . . . . . . . . . . . . . . .       1,432               (2,080)
    Cash and Cash Equivalents at Beginning of Period  . . . . . . . . . . . . . . . . . .         872               13,241
                                                                                             --------             --------
    Cash and Cash Equivalents at End of Period  . . . . . . . . . . . . . . . . . . . . .    $  2,304             $ 11,161
                                                                                             ========             ========
Supplemental Disclosure:

    Cash paid during the period for interest, net of amounts capitalized  . . . . . . . .    $    364             $     --


            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS



(1) ORGANIZATION AND CONTROL

     The accompanying financial statements of Market Hub Partners ("MHP") is a combined presentation of the balance sheets and statements of operations and cash flows of Market Hub Partners, Inc. ("MHI"), a Delaware corporation, and Market Hub Partners, L.P. ("MHL"), a Delaware limited partnership, each formed on December 21, 1994. MHP was formed to own, construct and operate underground caverns capable of storing natural gas and related facilities capable of injecting and withdrawing stored gas at high rates of delivery. TPC Corporation ("TPC"), a Delaware corporation, formed MHP with subsidiaries of NIPSCO Industries, Inc., New Jersey Resources Corporation, DPL Inc., and Public Service Enterprise Group, Incorporated. Subsidiaries of TPC and these four companies, on a pro rata basis, own the stock of MHI, the 1% general partner of MHL, and are the limited partners of MHL.

     TPC contributed its interests in five market center projects (in varying stages of operation or development) to MHP through a series of mergers between the TPC subsidiaries, through which it previously conducted its gas storage business, and subsidiaries of MHP. The interests contributed by TPC include its market center facilities, market center locations, development plans, permits, leases and signed storage service contracts, as well as associated long-term debt and other liabilities, relating to its five market center projects as of March 31, 1994 (herein referred to as the "Effective Date"). See Note 3 - Long-term Debt and Note Payable to TPC for a description of advances made by TPC after the Effective Date. TPC's four partners committed to contribute $45,000,000 to MHP over a period extending from 1994 to 1996, $13,000,000 of which was paid at inception and additional amounts of $19,621,000 and $5,500,000 which have been received during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. TPC's interest in net income is approximately 61% at commencement of MHP operations and will increase to approximately 70% at such time as two of the initial partners with reversionary interests receive distributions from MHP equal to 150% of their cumulative capital contributions.

     MHP owns and operates two natural gas market centers located in Texas and Louisiana and it is anticipated that MHP will construct, own and operate three such additional natural gas market centers. The services that MHP markets include "unbundled" high deliverability storage services, cash market trading, real time title tracking and other hub services. The customers for these "unbundled" services include natural gas producers, marketers, pipelines, local distribution companies and end users. MHP's revenue, profitability and future rate of growth are substantially dependent upon the supply and demand for natural gas, the pace of natural gas industry deregulation at both the federal and state levels, and the current and future positions regarding expiration of customer contractual commitments for both firm transportation and storage services. Such factors are largely beyond MHP's control.

     MHP has a small administrative staff located in Leesburg, Virginia, near Washington, D.C., which is responsible for managing the business affairs of MHP. Through June 30, 1996, many of the day-to-day operating activities at each of the market centers and storage locations were performed under contract by employees of TPC and its affiliates and were governed by various service agreements covering project development services, construction management services, field operating services, storage sales services, gas title information and administration services, financing support services, business support services and technology access services. Effective July 1, 1996, the TPC employees who were previously involved in providing project development services, construction management services, storage sales services and gas title information and administrative services to MHP became employees of MHP, accordingly, the contracts between TPC and MHP relating to those services were canceled. The remaining service contracts between TPC and MHP were not affected.

     Under the terms of the Agreement of Limited Partnership, certain decisions require the approval of TPC and at least two other partners. Such matters principally focus on decisions involving financing, acquisitions or divestitures and approval of operating budgets.

                              MARKET HUB PARTNERS

(2)  DESCRIPTION OF MARKET CENTER PROJECTS

     MOSS BLUFF FACILITY. This facility, which is located near Houston, Texas, began operations in 1990. Moss Bluff Gas Storage Systems ("MBGSS"), is the partnership that owns the facility, with MHP having a 50% partnership interest in MBGSS (through July 3, 1996). The facility has three storage caverns that provide approximately 8.2 Bcf of working storage capacity and a maximum 230 million cubic feet per day ("MMcf/d") and 1,200 MMcf/d of injection and withdrawal capacities, respectively. During 1994, an estimated 0.6 Bcf of storage capacity was added to the second cavern at the Moss Bluff Facility by using technology developed by TPC for leaching natural gas storage caverns while in operation. The third cavern was placed in service on September 18, 1995. Construction expenditures related to this cavern were $6.5 million (net to MHP).

     On July 3, 1996, MHP acquired the 50% interest in the Moss Bluff Facility owned by CMS Energy Corporation ("CMS") for a net cash payment of approximately $26.6 million and the transfer by MHP to CMS of MHP's 50% interest in a market hub project in Michigan (see Midwest Area below). Financing for this transaction was provided through the issuance of $60 million of senior secured notes by MHP in a private placement (see Note 3).

     EGAN GAS STORAGE FACILITY. The Egan Gas Storage Facility is located in Acadia Parish, Louisiana. Construction began in 1994, following the signing of long term service contracts with two major local distribution companies in the Midwest as well as TPC. Initial service of 3.6 Bcf of working storage capacity began September 1, 1995 with 135 MMcf/d of injection capacity and 750 MMcf/d of withdrawal capacity. Construction expenditures of $60.6 million were incurred through June 30, 1996.

     COPIAH COUNTY PROJECT. This project includes the planned development of salt caverns at a storage site located in Copiah County, Mississippi. The first of two caverns was originally scheduled for completion in November 1997, and the second was expected to be in service for the 1998 winter season, however, development of this project has been delayed pending the recent outcome of negotiations with MHP's 25% partner in the project. A total of $2.4 million (net to MHP) had been incurred in development related expenditures through June 30, 1996.

     In the first quarter of 1996, an agreement was reached between MHP's 25% partner in the Copiah County Project and TPC whereby TPC agreed to purchase such partner's interest in the project at the partner's cost. It is expected that the general partnership owning the project site will ultimately be dissolved and that MHP and TPC will each receive a proportionate share of the project site acreage in order to enable them to pursue separate (but related) projects in the respective areas of natural gas storage and compressed air energy storage.

     TIOGA PROJECT. The Tioga project is a market area project located in Tioga County, Pennsylvania, near the New York border. MHP has received bids from potential customers for natural gas storage services at the facility which is expected to have 5.0 Bcf of storage capacity. The first phase of the facility is targeted to begin operations in 1998. A total of $15.0 million has been incurred in development expenditures through June 30, 1996.

     MIDWEST AREA. In the Midwest area, MHP and CMS originally proposed to develop a new market hub project at a permanent site near Grands Lacs, in southeastern Michigan, with each company owning a 50% interest in the project. Service in a third party facility at Grands Lacs began under an interim contract in the second quarter of 1995. On July 3, 1996, MHP conveyed the interest in this project to CMS in conjunction with the acquisition by MHP of the 50% interest in the Moss Bluff Facility held by CMS. MHP is presently exploring other potential sites for a midwestern area market hub.

                              MARKET HUB PARTNERS

(3) LONG-TERM DEBT AND NOTE PAYABLE TO TPC

     MOSS BLUFF FINANCING. MHP, through its half interest in MBGSS, was party to a project financing agreement with a bank for an original amount of $25,000,000 ($12,500,000 net to MHP) of debt through July 3, 1996 (see Note Payable to TPC below). Borrowings under the agreement provided for construction financing of the first two salt caverns and related surface facilities. The outstanding loan balance at June 30, 1996 was $13,666,000 ($6,833,000 net to MHP). The loan bore interest, at the option of MHP and its partner, at the prime rate plus 1% or a Eurodollar index rate plus 1.65% ("Interest Index Margin"). Prior to June 30, 1996, terms of the loan required MBGSS to deposit to accounts controlled by the lender certain amounts from operating cash flow to equal certain future principal and interest payments.

     NOTE PAYABLE TO TPC. Under the terms of the Agreement of Limited Partnership, MHP has assumed an obligation to TPC for advances made by TPC after the effective date of the formation to the gas storage projects in order to fund construction activities. Additional advances were made to MHP by TPC to fund construction and development activities during 1995 and the first quarter of 1996 such that cumulative advances at that date totaled $31,020,000. The outstanding balance is due December 15, 1996 and accrues interest at the prime rate stated by First Interstate Bank of Texas, N.A., which was a weighted average of 8.83% for the year ended December 31, 1995; a total of $2,261,300 and $1,200,000 of interest was accrued on the advances during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, and such amounts are included as a current payable to TPC in the accompanying combined balance sheet.

    On July 3, 1996, two of MHP's subsidiaries completed the issuance of $60 million of senior secured notes in a private placement transaction. The senior secured notes bear interest at a rate of 8.10% per annum and are due in varying amounts through December 31, 2006. Proceeds of the private placement were used by MHP to acquire the remaining 50% interest in the Moss Bluff Facility owned by a third party, to retire an outstanding bank loan on the Moss Bluff Facility, to repay a portion of the promissory note owed by MHP to TPC, and to pay the costs of the financing transaction. The portion of the promissory note repaid by MHP to TPC with proceeds of the private placement amounted to approximately $14,300,000. The remaining balance of the promissory note payable by MHP to TPC is expected either to be repaid through the issuance of additional debt at the MHP level or to be reduced by the assumption of the other MHP partners of their proportionate share of the outstanding balance of the amount owed by MHP to TPC at maturity in December 1996.